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                              October 24, 2023

       Peter Hui Zhang
       Chairman and Chief Executive Officer
       Full Truck Alliance Co. Ltd.
       6 Keji Road
       Huaxi District, Guiyang
       Guizhou 550025
       People's Republic of China

                                                        Re: Full Truck Alliance
Co. Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Response dated
September 28, 2023
                                                            File No. 001-40507

       Dear Peter Hui Zhang:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 179

   1. We note that your response to prior comment 3 regarding your subsidiaries is limited to the disclosures
required by Item 16I(b)(2). Please note that Item 16I(b) of Form 20-F
                                                        states:    Also, any
such identified foreign issuer that uses a variable-interest entity or any similar structure
[emphasis added] that results in additional foreign entities being consolidated in the
financial statements of the registrant is required to provide the below disclosures for itself
and its consolidated foreign operating entity or entities.
                                                        Additionally, page 15
of our Release No. 34-93701,    Holding Foreign Companies
                                                        Accountable Act
Disclosure,    clarifies that a registrant should    look through a VIE or any
                                                        structure [emphasis
added] that results in additional foreign entities being consolidated in
 Peter Hui Zhang
Full Truck Alliance Co. Ltd.
October 24, 2023
Page 2
         the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant
jurisdiction.    As previously
         requested, please provide us with the information required by Items 16I(b)(3) through
         (b)(5) for all of your consolidated foreign operating entities in your supplemental response.
        Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Contact
Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNamePeter Hui Zhang                            Sincerely,
Comapany NameFull Truck Alliance Co. Ltd.
                                                             Division of
Corporation Finance
October 24, 2023 Page 2                                      Office of
Technology
FirstName LastName